SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CUTS BERLIN (56%), BREMEN (29%) AND DÜSSELDORF WEEZE (21%)  FROM SUMMER 2011 AS GERMANY'S €8 TAX DAMAGES TRAFFIC

€8 TOURIST TAX LOSES 3,000,000 PAX & 3,000 JOBS IN 2011 AT BERLIN, BREMEN,   DUSSELDORF WEEZE & FRANKFURT HAHN

Ryanair, the world's favourite airline, today (14th Dec) announced further cuts to its 2011 German operations which will suffer the loss of 3m passengers and 3,000 jobs at airports in Berlin, Bremen, Dusseldorf Weeze and Frankfurt Hahn due to the German Govt's new €8 tourist tax.

Ryanair will cut the following flights and traffic from its summer 2011 schedule in response to the German Govt's €8 tourist tax:

• Berlin - 122 weekly flights, 4 routes and 900,000 passengers p.a. with the loss of 900 jobs.

• Bremen - 58 weekly flights, 8 routes, 400,000 passengers p.a. with the loss of 400 jobs.

• Düsseldorf Weeze - 84 weekly flights, 13 routes, 700,000 passengers p.a. with the loss of 700 jobs in Weeze

• Frankfurt Hahn - 150 weekly flights, 9 routes, 1m passengers p.a. with the loss of 1,000 jobs in Hahn.
.
      Impact of Germany's €8 tourist tax
Ryanair cuts 2011	Route Cuts	Weekly Flgts	Traffic loss	Job cuts
Berlin	-4	-122	-900,000	- 900
Bremen	-8	-58	-400,000	- 400
Düsseldorf Weeze	-13	-84	-700,000	- 700
Frankfurt Hahn	-9	-150	-1,000,000	-1,000
Total Loss (to date)	-34	-414	-3,000,000	3,000

Ryanair regrets that the German Govt's €8 tourist tax now makes Germany an uncompetitive tourist destination at a time when many other EU Govts (including Holland, Belgium, Greece and Spain) have scrapped tourist taxes altogether and/or reduced airport charges, in some cases to zero, in order to grow traffic and tourism.  Even the Irish Govt last week recognised the damage done to Irish tourism and jobs and has slashed its failed €10 tourist tax to just €3.

Ryanair's Michael O'Leary said:

"The German Govt's €8 tourist tax continues to inflict significant damage on traffic, tourism and jobs in Germany.  Ryanair has now announced deep cuts at Berlin, Bremen, Dusseldorf Weeze and Frankfurt Hahn for summer 2011 with the loss of 3m passengers p.a. and over 3,000 jobs at German airports.  International experience shows that tourist taxes cause a large traffic and tourism collapses in both Ireland and the UK and we believe that this ill advised €8 tourist tax will inflict similar damage to German tourism and jobs.

Ryanair will move these aircraft to bases outside Germany which welcome tourists instead of taxing them.  We urge the German Govt to look again at the damaging impact of tourist taxes in Ireland and the UK before this €8 tourist tax leads to similar declines in traffic and jobs at German airports.  Even the Irish Govt recognised the damage that its €10 tourist tax has done to Irish tourism and jobs and last week slashed the tax from €10 to €3 in 2011."

ROUTE CUTS CAUSED BY GERMANY'S €8 TOURIST TAX
BERLIN(4)	BREMEN (8)	DUS'DORF (WEZ) (13)	F'FURT HAHN (19)
Bremen	Alghero	Berlin	Agadir
Frankfurt Hahn	Berlin	Birmingham	Berlin
Kaunas	Gdansk	Bydgoszcz	Gdansk
Dusseldorf Weeze	Kaunas	Gdansk	Gothenburg
	Liverpool	Gothenburg	Klagenfurt
	Memmingen	Kaunas	Prague
	Milan	Krakow	Santiago
	Trapani	Kerry	Seville
		Oslo	Wroclaw
Santander
Valladolid
Wroclaw
Zaragoza

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 December, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary